                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
           UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 8)

                               G & L Realty Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   36127 11 09
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             Aaron A. Grunfeld, Esq.
                        Resch Polster Alpert & Berger LLP
                       10390 Santa Monica Blvd., 4th Floor
                          Los Angeles, California 90025
                                 (310) 277-8300

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 30, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 36127 11 09
         ---------------------

  (1)     Names of Reporting Persons.

               Lyle Weisman
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds
          PF, OO
          ---------------------------------------------------------------------

  (5)     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    89,500
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   89,500
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          89,500
          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          Approximately 3.8% based upon total number of shares shown outstanding on most recent Annual Report
          ---------------------------------------------------------------------

CUSIP No. 36127 11 09
         ---------------------

  (1)     Names of Reporting Persons.

               Asher Gottesman
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds
          PF, OO
          ---------------------------------------------------------------------

  (5)     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    40,310
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   40,310
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          40,310
          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          Approximately 1.73% based upon total number of shares shown outstanding on most recent Annual Report
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person
                    IN
          ---------------------------------------------------------------------

CUSIP No. 36127 11 09
         ---------------------

  (1)     Names of Reporting Persons

               Len Fisch
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds
          PF, OO
          ---------------------------------------------------------------------

  (5)     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     191,200 joint voting power with
    Each                       Igor Korbatov
  Reporting            --------------------------------------------------------
 Person With           (9)     Sole Dispositive Power

                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               191,200 joint dispositive power with
                               Igor Korbatov
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          191,200, jointly with Igor Korbatov
          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          Approximately 8.2% based upon total number of shares shown outstanding on most recent Annual Report
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person
                    IN
          ---------------------------------------------------------------------

CUSIP No. 36127 11 09
         ---------------------

  (1)     Names of Reporting Persons.

               Igor Korbatov
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds
          PF, OO
          ---------------------------------------------------------------------

  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     191,200 joint voting power with
    Each                       Len Fisch
  Reporting            --------------------------------------------------------
 Person With           (9)     Sole Dispositive Power

                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               191,200 joint dispositive power with
                               Len Fisch
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          191,200, jointly with Len Fisch
          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain Shares    [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          Approximately 8.2% based upon total number of shares shown outstanding on most recent Annual Report
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person
                    IN
          ---------------------------------------------------------------------

The Schedule 13D, dated May 11, 2001, filed by the Reporting Persons, as amended by Amendment No. 1 filed on May 17, 2001, as amended by Amendment No. 2 filed on May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001, as amended by Amendment No. 4 filed on June 6, 2001, as amended by Amendment No. 5 filed on June 13, 2001, as amended by Amendment No. 6 filed on June 25, 2001, as amended by Amendment No. 7 filed on July 10, 2001, is hereby further amended by this Amendment No. 8. Capitalized terms used herein without definition shall have the meanings given to them in prior filings.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Each of the Reporting Persons purchased the Common Stock in regular market transactions utilizing personal funds and funds made available on margin.

The aggregate purchase price for the shares of Common Stock purchased through July 30, 2001 by Lyle Weisman was approximately $1,094,270.

The aggregate purchase price for the shares of Common Stock purchased through July 30, 2001 by Asher Gottesman was approximately $492,921.

The aggregate purchase price for the shares of Common Stock purchased through July 30, 2001 by Len Fisch and Igor Korbatov was approximately $2,363,851.


ITEM 4. PURPOSE OF TRANSACTION

Reference is made to the statement on Schedule 13D filed by the Reporting Persons on May 11, 2001, as amended by Amendment No. 1 filed May 17, 2001, as amended by Amendment No. 2 filed May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001, as amended by Amendment No. 4 filed on June 6, 2001, as amended by Amendment No. 5 filed on June 13, 2001, as amended by Amendment No. 6 filed on June 25, 2001, as amended by Amendment No. 7 filed on July 10, 2001. On June 5, 2001 the Reporting Persons delivered a proposal to the Special Committee of the Board of Directors of the Company, whereby the Reporting Persons offered to acquire, at the election of the Company, either (a) all of the issued and outstanding common stock of the Company (the "Common Stock") (including Common Stock issuable upon conversion of Partnership Interests), but not less than a majority, at a cash price equal to $15.00 per share of Common Stock or (b) all of the assets of the Company at an all cash purchase price equivalent to $15.00 per share of Common Stock (the "Offer").

By an amendment to the Offer dated June 22, 2001, the Reporting Persons (1) increased the cash price offered for the Common Stock to $15.25 per share, and
(2) withdrew that portion of the Offer relating to a purchase of the assets of the Company.

On July 6, 2001, the Reporting Persons presented a second amendment to the Offer (the "Revised Offer") to the Special Committee. Under the Revised Offer the Reporting Persons increased the cash price per share to $16.00 subject to:

        -   Acquiring 100% of the Common Stock

        -   Satisfactorily completing corporate and legal due diligence

        - Limiting price adjustments following completion of due diligence to a floor of $15.25 per share if the Reporting Persons elect to continue with the transaction.

At the Company's election the Reporting Persons indicated their willingness to acquire less than all, but not less than 50.1% of the Common Stock, giving effect to outstanding Common Stock equivalents including partnership units and to the share ownership of the Reporting Persons, at a price per share of $15.25. In this event the Reporting Persons indicated that they were willing to move forward with the transaction without requiring a contingency for due diligence.

On July 19, 2001, the Special Committee presented a response to the Revised
Offer.

In that response, the Special Committee advised the Reporting Persons that it would be prepared to support a proposal by the Reporting Persons to acquire the Company in which: (i) all common stockholders (other than the Reporting Persons) receive a price of not less than $16.00 per share; (ii) the parties would promptly enter into a definitive acquisition agreement (the "Acquisition Agreement") with other terms substantially similar to those contained in the Agreement and Plan of Merger dated as of May 10, 2001, between the Company and an entity formed by Daniel M. Gottlieb and Steven D. Lebowitz (the "Existing Merger Agreement"); (iii) there would be no contingencies for due diligence or financing; (iv) the Reporting Persons would make a nonrefundable payment of $2.5 million to the Company (representing a portion of the fees and expenses that reportedly have been incurred by the Company to date and which the Special Committee anticipated would be incurred by the Company in the future if the Existing Merger Agreement were to be terminated); and (v) the Reporting Persons would be entitled to a termination fee of $2.5 million in the event that the acquisition did not take place due to a material breach by the Company of its obligations under the Acquisition Agreement, but under no other circumstances.

The Special Committee advised the Reporting Persons that, if these terms were satisfactory, it would be prepared to make its recommendation to the board of directors upon: (i) the execution and delivery of a mutually satisfactory, legally binding term sheet incorporating these terms; (ii) review and approval by the Special Committee of the Reporting Persons' business plan for the Company so that the special committee can assure itself that the contractual obligations of the Company to holders of its preferred stock and debt will be adequately provided for after the change of control; and (iii) the payment of $2.5 million to the Company.

In its response, the Special Committee also advised the Reporting Persons that it had obtained a waiver of the "no shop" provisions of the Existing Merger Agreement from Messrs. Gottlieb and Lebowitz so that it could respond to the Reporting Persons' proposal and enter into discussions and negotiations with the Reporting Persons. The Special Committee reminded the Reporting Persons that under the Existing Merger Agreement the Company would be obligated to pay a termination fee of $750,000 plus the reasonable fees and expenses of Messrs. Gottlieb and Lebowitz and their acquisition entity if the board of directors or Special Committee approved or recommended a competing proposal and the Existing Merger Agreement were terminated, regardless of whether the competing proposal led to a consummated transaction. The Special Committee also advised the Reporting Persons that there is a question as to whether the proposed acquisition of the Company by the Reporting Persons can be consummated because the Special Committee has been informed by Messrs. Gottlieb and Lebowitz that:
(i) they do not
intend to support the Reporting Persons' proposal to acquire the Company; (ii) a small number of individual stockholders of the Company have advised Messrs. Gottlieb and Lebowitz that they do not intend to support the Reporting Persons' proposal; and (iii) these individual stockholders hold a number of shares of the Company's common stock that, when aggregated with the shares of common stock and common stock equivalents held by Messrs. Gottlieb and Lebowitz, could be sufficient to prevent the Reporting Persons from either obtaining the vote necessary to approve a merger or acquiring 50.1% of the outstanding shares of the Company's common stock. The Special Committee said that it had no independent knowledge as to whether this information is accurate. In light of this information, the Special Committee stated that it does not believe that the Company's common stockholders should bear the risk of the Reporting Persons' potential failure to obtain the requisite vote or share ownership. Therefore, before proceeding further with the Reporting Persons, the Special Committee indicated that it wants the Reporting Persons to agree to the terms set forth above and to make the nonrefundable payment of $2.5 million.

On July 30, 2001, the Reporting Persons delivered a revised offer to the Special Committee (the "Third Amended Offer").

The Third Amended Offer is a price-enhanced, two-pronged offer to acquire all of the Company, but not less than 50.1%, for cash, either:

-   at a price of $15.35 per share, not subject to a due diligence contingency;
    or

-   at a price of $16.35 per share, subject to a due diligence contingency.

Upon acceptance by the Company of either proposal, the Reporting Persons offered to make a good faith deposit of $750,000 within three business days of such acceptance, to be increased by $400,000 upon execution of the Acquisition Agreement whereupon the good faith deposit would become non-refundable, provided that the good faith deposit would be refunded if the transactions is unable to close prior to October 30, 2001 for any reason other than a breach of the Acquisition Agreement by the Reporting Persons.

The other terms outlined in the Reporting Persons' previous offers, as amended, remain unchanged.

The Third Amended Offer is valid until 6:00 p.m. Pacific Daylight Time on Tuesday, August 7, 2001. The description above is qualified in its entirety by the Third Amended Offer which is attached hereto as Exhibit "B."

The Reporting Persons, individually or collectively, may continue to acquire additional securities or dispose of securities of the Company in the future in their sole discretion.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)

                         Aggregate Number of Shares
Name                         Beneficially Owned               Approximate Percentage of Class
----                     --------------------------           -------------------------------
Lyle Weisman                     89,500                                    3.8%

Asher Gottesman                  40,310                                   1.73%

Len Fisch and
Igor Korbatov                   191,200                                    8.2%

(b)

1.  Lyle Weisman has sole voting and dispositive power over his 89,500 shares.

2. Asher Gottesman has sole voting and dispositive power over his 40,310 shares.

3. Len Fisch and Igor Korbatov have joint voting and dispositive power over their 191,200 shares.

(a) Transactions effected during the past sixty days:

Reference is made to the statement on Schedule 13D filed by the Reporting Persons on May 11, 2001, as amended by Amendment No. 1 filed May 17, 2001, as amended by Amendment No. 2 filed May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001, as amended by Amendment No. 4 filed on June 6, 2001, as amended by Amendment No. 5 filed on June 13, 2001, as amended by Amendment No. 6 filed on June 25, 2001, as amended by Amendment No. 7 filed on July 10, 2001.

The following are additional Common Stock purchases by the Reporting Persons through July 30, 2001:

1. Lyle Weisman stock purchases, all in open market transactions:

Date               Number of Shares Purchased               Price Per Share
----               --------------------------               ---------------
7-18-01                       100                                 $13.90
7-18-01                       400                                 $13.95
7-18-01                       100                                 $13.99
7-19-01                       500                                 $13.50
7-19-01                       100                                 $13.54
7-20-01                       100                                 $13.65
7-25-01                     1,000                                 $13.55
7-25-01                       500                                 $13.65
7-27-01                       300                                 $13.60
7-30-01                       500                                 $13.30

2. Asher Gottesman stock purchases, all in open market transactions:


7-12-01                       100                                 $13.90
7-13-01                       100                                 $13.95
7-13-01                       500                                 $13.98
7-16-01                       500                                 $13.70
7-16-01                       500                                 $13.85
7-16-01                       500                                 $13.95
7-18-01                       100                                 $13.80
7-18-01                       500                                 $13.85
7-18-01                       500                                 $13.95
7-19-01                     1,000                                 $13.31
7-19-01                       500                                 $13.53
7-24-01                       400                                 $13.73
7-24-01                       100                                 $13.74

3. Len Fisch and Igor Korbatov stock purchases, all in open market transactions:

Date               Number of Shares Purchased               Price Per Share
----               --------------------------               ---------------
7-12-01                       500                                 $13.90
7-13-01                       100                                 $13.72
7-13-01                       800                                 $13.80
7-13-01                       100                                 $13.90
7-13-01                     1,500                                 $13.98
7-16-01                       500                                 $13.80
7-17-01                       100                                 $13.93
7-17-01                     1,400                                 $13.95
7-18-01                     1,500                                 $13.75
7-18-01                     1,500                                 $13.95
7-19-01                     1,000                                 $13.20
7-19-01                     2,000                                 $13.25
7-19-01                     1,000                                 $13.30
7-19-01                     1,500                                 $13.60
7-25-01                     1,000                                 $13.50
7-25-01                       400                                 $13.55
7-25-01                       200                                 $13.60
7-25-01                     2,000                                 $13.70
7-26-01                       100                                 $13.63

7-26-01                     4,900                                 $13.65
7-30-01                     2,000                                 $13.30



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A, Joint Filing Agreement among the Reporting Persons.
Exhibit B, Third Amendment to Offer to Purchase G&L Realty


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 31, 2001

/s/ Lyle Weisman
-----------------------------------
Lyle Weisman

Date:  July 31, 2001

/s/ Asher Gottesman
-----------------------------------
Asher Gottesman

Date:  July 31, 2001

/s/ Len Fisch
-----------------------------------
Len Fisch

Date:  July 31, 2001

/s/ Igor Korbatov
-----------------------------------
Igor Korbatov

                                    EXHIBIT A
                             Joint Filing Agreement

        Each of the undersigned hereby agrees to file jointly the statement on
Schedule 13D to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 12d (2) (f) promulgated under the Securities Exchange Act of 1934, as amended.

        It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

        It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statements on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Date: May 11, 2001

                                          /s/ Lyle Weisman
                                          ---------------------------
                                          Lyle Weisman

                                          /s/ Asher Gottesman
                                          ---------------------------
                                          Asher Gottesman

                                          /s/ Len Fisch
                                          ---------------------------
                                          Len Fisch

                                          /s/ Igor Korbatov
                                          ---------------------------
                                          Igor Korbatov

                                    Exhibit B
             Third Amendment to Offer to Purchase G & L Realty Corp.

                                  July 30, 2001



Board of Directors and
Special Committee of the
Board of Directors
G&L Realty Corp.
439 North Bedford Drive
Beverly Hills, California 90210

        Re: Third Amendment to Offer to Purchase G&L Realty Corp (the "Company") by Lyle Weisman, Asher Gottesman, Len Fisch and Igor Korbatov ("WGFK")

Gentlemen:

        We acknowledge receipt of your letter dated July 19, 2001.

        Before proceeding to the substance of your proposal, we would like to address several statements made in your letter, which also serve as your underlying assumptions.

        Your letter questions our ability to obtain the necessary votes needed to complete our proposed transaction because of the large accumulation of shares by Messrs. Gottlieb and Leibowitz, and because the Special Committee of the Board of Directors (the "Special Committee") has been informed by Messrs. Gottlieb and Leibowitz that in addition to their intention not to support our proposal a "small number of individual stockholders of the Company have indicated that they would not support [our] acquisition of control of the Company". You also note that "the Committee has not undertaken to verify such persons' intentions and has no independent knowledge as to whether such information is in fact accurate."

        We find this deeply troubling. Messrs. Gottleib and Leibowitz, are not only the principal shareholders and managers of the Company, they are also directors. As directors, their knowledge of such facts should also be deemed to be the knowledge of the Company. It appears evident to us in a context of unlocking greater value and leveling the acquisition playing field that it is incumbent on them and the Company fully to disclose knowledge of potential or actual voting arrangements, as they may exist, among the shareholders. Your statement that "the Committee has not undertaken to verify such persons' intentions and has no independent knowledge as to whether such information is in fact accurate" in no way relieves the obligation of the Company and its directors to make full and complete disclosure. In our view, under the circumstances, the failure also fully to disclose such information may serve to deprive

Special Committee
July 30, 2001
Page 2


shareholders from realizing materially better value of their stakes in the Company. Accordingly, we strongly urge the directors of the Company and the Company to make full and immediate disclosure of the facts.

        As to your underlying concern regarding the economic risks of both transactions not moving forward, when balanced against the opportunity being offered to shareholders of a materially higher priced offer by WGFK, we believe that a proper valuation of the Company's assets on a liquidation basis would dictate that, if no transaction for the Company is consummated, the Board should undertake a liquidation of the assets of the Company to realize the underlying value for all shareholders.

        With the foregoing in mind, WGFK is willing to enter into an agreement which takes into account the proposal set forth in your July 19, 2001 letter as follows:

        1. Acquisition of the Company. WGFK reaffirms its desire to acquire all of the Company, but not less than 50.1% thereof. The price per share set forth in Paragraph A.1 of the Offer is increased to $16.35 per share, subject to satisfactory completion of the customary corporate and legal due diligence outlined in paragraph A.3 of the Offer. If, in light of its expressed concerns, the Special Committee insists on WGFK's proceeding with an offer to shareholders that does not permit us any reasonable contingency for due diligence, then WGFK is prepared to offer $15.35 per share. The purchase price will be payable all in cash. Outstanding options will be purchased for a cash price equal to the difference between the purchase price over the exercise price of such options less required withholding of taxes. Following your acceptance of WGFK's proposal, WGFK shall provide the Special Committee with a business plan for the Company, including a pro forma balance sheet for any acquisition entity formed by WGFK.

        2. No Contingencies. There shall be no contingencies for due diligence or financing as a condition precedent to any merger pursuant to an acquisition agreement or any tender offer WGFK might undertake if the Company accepts our offer of $15.35 per share. If the Company accepts our offer of $16.35 per share, that offer shall remain subject to a reasonable due diligence contingency as outlined above.

        3. Good Faith Deposit. Within three business days of your accepting this Amended Offer, WGFK shall deliver into an interest-bearing trust account of your counsel, Ballard Spahr Andrews & Ingersoll, LLP, a cashier's check in the amount of $750,000 which shall be credited towards the purchase price of the Company Stock, and which shall be increased by another $400,000 (collectively the "Good Faith Deposit"), and become non-refundable, upon execution of a definitive agreement (the "Acquisition Agreement"), provided that the Company shall refund the Good Faith Deposit if the transaction is unable to close prior to October 30, 2001, for any reason other than a breach of the Acquisition Agreement by WGFK.

        4. Definitive Agreement. The Offer, as herein amended, remains subject to the negotiation and execution the Acquisition Agreement and the termination of the merger agreement between the Company and the Messrs. Gottleib and Leibowitz. The Acquisition Agreement will provide for a reasonable termination fee if the Company accepts a superior acquisition proposal from any person other than WGFK.

Special Committee
July 30, 2001
Page 3


        5. Expiration. The expiration date of the Offer, as herein amended, is 6:00 p.m. Pacific Daylight Time, on Tuesday, August 7, 2001.

        This foregoing shall constitute an amendment to the offer letter dated June 5, 2001, as amended by letters dated June 22, 2001, and July 6, 2001. Any capitalized terms not defined in this letter shall have the meanings ascribed to them in the Offer, as amended.

        The undersigned has been authorized to execute this Third Amendment to Offer by each of the other persons constituting WGFK. If you have any questions, please do not hesitate to contact WGFK through its counsel at the following address and phone number:

                      Aaron A. Grunfeld Esq.
                      Resch Polster Alpert & Berger LLP
                      10390 Santa Monica Boulevard, 4th Floor
                      Los Angeles, California 90025-5058
                      Telephone (310) 277-8300
                      Facsimile (310) 552-3209

        Thank you.

                                Very truly yours,

                                WGFK

                                /s/ IGOR KORBATOV
                                -----------------------------------
                                By: Igor Korbatov


ACCEPTED:

On behalf of the Members of the
Board of Directors of the Company



By:
   ----------------------------------
        Its:
            -------------------------
Date:
     --------------------------------